JOEL PENSLEY

Attorney at Law

211 Schoolhouse Road

Norfolk, Connecticut 06058

860-542-1122

Fax: 212-898-1266

Email: joel@pensley.com

Secretary Proteonomix, Inc.

Admitted in New York State Only

December 1, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated November 6, 2009 and contains the comments and responses to each comment and supplemental information as required. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment will contain a correspondence file containing this letter. I will also send you a marked up edit file to facilitate your review. Supplemental information will be sent to you by overnight delivery. In addition, a printed version of this response letter will be sent to you by overnight delivery.

Form 10-12 G/A filed October 20, 2009

General

1. We note your response to our prior comment 4 and advise you that the supplemental support provided as the basis for each listed statement is not sufficient. We ask that supportive documentation be from objective unbiased sources and that the correlation between the statement and support provided be clear. Also, please direct us to the specific portion of any materials provided that are relevant in directly proving each statement and provide an analysis as to how the supplemental support provides the basis thereof. Accordingly, we reissue our prior comment 4 or ask that you delete the referenced statements.

In order to assist in responding to this comment we are repeating the statements from prior comment 4 (in a blue typeface) and providing revised responses as required.

"Further, our protein molecules form a complex structure that enhances skin firmness and elasticity and delivers essential complexes that assist in the support of cells found in human tissues. We have found that Matrix NC158, when combined with our carrier agents and applied to the skin surface, penetrates the outer epidermal layer. Once within the extracellular matrix environment of the skin, the components enhance the production of type 4 collagen in the skin, helping to reduce the appearance of superficial wrinkles.” (Page 2)

Apparently the SEC believes that a white paper prepared by the President of the registrant is not unbiased. The data comes from sources defined in the document and the results follow the specific testing procedures set forth therein. Also, the filing relating to the existing testing of the Proteoderm cosmeceutical now contains language from the white paper.  Management has highlighted the white paper which is attached herewith. In addition, the present filing contains the following language:

We and our subsidiary, Proteoderm, conducted tests of the efficacy of our cosmeceutical kit on a dozen women and have found that our  kit removed age lines in the faces and under the eyes of each person we tested.  The tests took fibroblasts (the cells that synthesize collagen and are the most common cells of connective tissue) and keratinocytes (the major constituent of skin, sometimes referred to as “basal cells”) from a 63 year old donor and were incubated 96 hours with either Matrix NC-138™ or a control. Stimulation of collagen production was measured. The results were that the Matrix NC-138™ induced collagen production by more than 300% in aged fibroblasts.  The highest production levels were observed using a solution containing  either 2% or 3% Matrix NC-138™. In addition, it was demonstrated that Matrix NC-138™ rejuvenates skin cells. Keratinocytes represent 90% of the epidermal cell population and, with time, lose their proliferative capacity and their longevity, leading to reduced skin renewal and slow healing of minor injuries. Fibroblasts are responsible for the synthesis of many tissue proteins, including collagens which are integral building blocks of the skin. This collagen network keeps skin elastic, supple and wrinkle-free. However, it breaks down with age and becomes disorganized, leading to wrinkles. Matrix NC-138™ extended the longevity of keratinocytes and fibroblasts.

In Vivo Studies were also conducted using an emulsion containing 3% Matrix NC-138™ on twelve volunteers against a placebo in a half-face double blind study. Volunteers were asked to apply the cream twice daily for six weeks on the crow feet area. Several parameters were analyzed after six weeks: skin profile, skin hydration and a self assessment on the product given by panelists through a questionnaire. The results were that Matrix NC-138™ reduces both deep and subtle wrinkles. For the placebo, there was no effect after six weeks. It was observed that Matrix NC-138™ led to a refinement of the skin texture and contributed to a youthful look. Additionally, Matrix NC-138™ increased moisture content of the skin. One of the clinical manifestations of skin aging is xerosis (dry skin). Matrix NC-138™ helped to counteract this decrease of moisture retention and gave suppleness to the skin. The moisture content was clearly improved compared to placebo control after four weeks of application.

“Our results show a greater than ten-fold replication without genomic changes.”

The statement:"Our results show a greater than ten-fold replication without genomic changes” has been modified to state “We anticipate that we can generate replication without genomic changes.”  The peer reviewed Shamblott et al article, published by The John Hopkins University, is once again attached and is highlighted to show the conclusions that expansion of stem cells without genomic change is possible and that the parameters for such expansion have been defined.

The document shows that at least five to ten undifferentiated replications may be achieved using the technology developed jointly by the registrant and JHU. We anticipate that the same results may be achieved with stem cells from other sources as the article demonstrates similarities to other cells in the human body.

"In the next few years, we anticipate that treatments based on stem cells...will be  used for as many patients to treat as many different ailments...as are drug therapies and surgery used currently for such disorders." (Page 2)

Disclosure as to the efficacy of stem cell therapies has been modified to read: In the next few years, we anticipate that treatments based on stem cells, primarily from bone marrow, umbilical cord and peripheral blood, will be used for patients to treat different ailments – such as coronary heart disease, diabetes, central nervous system disease and arthritis.

This statement was based on published research from a number of academic and commercial sources. For example, the University of Miami, Miller School of Medicine website (a printed version is provided on a supplemental basis) states as follows:

Importantly, adult stem cells can be obtained from adult human bone marrow. When extracted and grown under laboratory conditions, bone marrow stem cells can grow into many different kinds of cells, depending on the laboratory conditions under which they are grown.

Consider this scenario: you have a heart attack. You go to hospital. The doctors treat you and stabilize your condition, but they are unable to actually repair the damage your heart has sustained. Because of this you are at risk for other medical problems.

Doctors at the University of Miami Miller School of Medicine’s Interdisciplinary Stem Cell Institute are working on new therapies to address this specific problem. Using adult stem cells from the bone marrow, early tests have shown that cell-based therapies can reverse the damage your heart has sustained. Because of this, cell-based therapy may in the future improve the quality of life of patients who have had heart attacks. The mission of the Interdisciplinary Stem Cell Institute at the University of Miami is to make this happen as soon as possible and to conduct basic research to help understand exactly how this works.

This scenario, with further research and careful clinical trials, has the potential to be applicable to the repair of damaged liver, lung, spinal cord, and even improve treatments for diabetes.

"The reason for the surge of interest in cell therapy is that cells used for therapy often are more effective than chemical therapeutics” (Page 2)

The present filing has been amended to read as follows: The reason for the surge of interest in cell therapy is that stem cell therapy represents a competitive therapy.

Management has also provided on a supplemental basis, an article from The New England Journal of Medicine (results highlighted) and a press release from Washington University in Saint Louis (highlighted) on the use of stem cells as therapy for sickle cell anemia.

"Combined with our patent pending device and enzyme separation medium used to separate stem cells while they are growing which we have named ESEF 99, ES400 grown cells show less than 1% destructive tumor formation in progressive generations. By contrast, current competitors' stem cell lines demonstrate an 80% probability of destructive tumor formation in successive generations." (Page 4)

Present disclosure with reference to E.S.E.F. 99 reads as follows:

We anticipate that the combination of our Platform ES-400 with E.S.E.F. 99 will reduce the possibility of Aneuploid cell cultures in progressive generations of stem cells. Aneuploidy is an abnormal number of chromosomes, and is a type of chromosome abnormality. An extra or missing chromosome is a common cause of genetic disorders such as birth defects. Some cancer cells also have abnormal numbers of chromosomes. Aneuploidy occurs during cell division when the chromosomes do not separate properly between the two cells which are the product of the cell division.

The present files states actual results of tests at The Johns Hopkins University which reads as follows: “ES - 400 grown cells show less than 1% destructive tumor formation in progressive generations.

The filing continues: “After completing our pre-clinical trials, these products need to be subject to rigorous FDA trials. There is no guarantee that our products will survive FDA trials or that we will achieve sufficient funding for this purpose.”

The filing now clearly states that pre-clinical trials have not been completed nor have FDA trials commenced. Specifically, it now states: We are gathering pre-clinical data, but have not commenced clinical trials or FDA trials.

“CB--500 enhances the rate of growth of a stem cell colony three-fold." (Page 4)

The present filing removes the statement that “CB-500 enhances the rate of growth of a stem cell colony three-fold."  Disclosure now states that CB-500 enhances the rate of growth of a stem cell colony.

"In addition, the expansion technology combined with our patent pending aliquot system provides for an increase in supply."

We have changed our disclosure to read:

Once our expansion technology is approved by the FDA and in conjunction with our aliquot system when fully developed, expansion of stem cells would allow multiple uses through the increase in supply which we anticipate would be the result of the combination of expansion technology and the aliquot system. We are gathering pre-clinical data, but have not commenced clinical trials or FDA trials. In addition, the expansion technology combined with our patent pending aliquot system, we believe with further testing, will provide for an increase in supply.

Thus, the filing is clear that the technology is not fully developed or tested clinically.

Item 1 - Business, page 2

2. We note your response to our prior comment 5 and your added statement that Azurel, Ltd. was a public company. Please revise your disclosure to state the exchange on which the company was traded and the ticker symbol thereof, and the date on which the company's registration was terminated under Section 12(g) of the Securities Exchange Act of 1934.

The amended filing states as follows:

Azurel traded on Nasdaq from January 2001 to May 2003, on the OTC Bulletin Board from May, 2003 to January 2006 and on the Pink Sheets from February 2006 to September, 2006 under the symbol AZUR and from September 2006 to August, 2008 under the symbol NSCH and from August, 2008 to the present under the symbol PROT.  Azurel deregistered from its duty to file reports with the Commission on January 30, 2006.

3. We note your statement that National Stem Cell was formed on January 14, 2005. However, your disclosure under Item 5, "Directors and Executive Officers," indicates that Mr. Cohen founded National Stem Cell in 2002. Please revise your disclosure to correct this inconsistency.

The typographical error in item 5 has been corrected to read 2005.

4. We note your response to our prior comment 6 and your statement that zero dollars ($0) were spent by the company on research and development in 2008, despite the fact that throughout the filing you claim to have conducted various research studies and tests for your potential products and technologies. Please revise your disclosure to explain this inconsistency. If you did not conduct any research and development activities in 2008, please make this clear throughout your document where you discuss research and development and explain the reasons why such activities ceased.

As we lacked the funds for further research and development in 2008, Michael Cohen, our President and Chief Executive Officer, continued research on his own and licensed the technologies to the registrant for no consideration.

5. We note the following statement on page 2 of the registration statement: "On July 7, 2008 we formed Proteoderm Inc. in New York State, as a wholly-owned subsidiary, to develop, market, and sell our cosmeceutical line using technology licensed to us by Michael Cohen, our President..." Please revise this sentence to include the titles of all positions held by Michael Cohen with the company, including Chief Executive Officer and Chairman of the Board of Directors.

The filing now shows all titles of Mr. Cohen.

6. We note your response to our prior comment 7. Please further explain what a "biologic state" is and give specific examples of some of the uses of biomarkers.

We have changed the defined word from “biologic state” to “biological state” and define it as follows: Biological state refers to the complete range of genes found in biological structure and processes of the living body, i.e. the nervous system, the endocrine system, and our senses of sight, hearing, taste, smell, and touch.

The present filing reads as follows:

….a biomarker is a substance used as an indicator of a biological state relating to the complete range of genes found in biological structure and processes of the living body, including the nervous system, the endocrine system, and our senses of sight, hearing, taste, smell, and touch. In practice, biomarkers include tools and technologies that can aid in understanding the prediction, cause, diagnosis, progression, regression, or outcome of treatment of disease. Their use in research has grown out of the need to have a more direct measurement of exposures in the causal pathway of disease that is free from recall bias, Biomarkers can also provide insight into disease progression, prognosis, and response to therapy.. It is a characteristic that is objectively measured and evaluated as an indicator of normal biological processes, pathogenic processes, or pharmacologic responses to a therapeutic intervention) cell derivatives, and cellular proteins.

7. We note your response to our prior comment 8. Please revise your disclosure to clearly state the aggregate potential payments, whether milestone or otherwise, to be made under the license agreement. If no payments will be made under the agreement, please so state. In addition, please clearly identify that the technologies were licensed to the company from Michael Cohen and, if true, his brother, Jacob Cohen.

Although, management believes that the fact that no royalties would be paid covers your present comment 7, the present filing contains the following additional language in the paragraph describing Mr. Cohen’s license and in the paragraph describing the license of Michael Cohen and Jacob Cohen: “No potential payments, whether milestone or otherwise, will be made under this license agreement.”

8. In your revised document, please provide a clear discussion, in one place, of all licenses granted by Michael Cohen and Jacob Cohen to National Stem Cell Holding, Inc. or any of its subsidiaries, and include the nature of, and material terms of, each license.

The present filing contains a new subsection.

Licenses Recap

Michael Cohen licensed the following products to the Company subject to a 3% royalty on net sales of licensed products to JHU. No milestone payment will be made.

Product

    Patent Application #

Platform CB-500

         60-839,124

Platform ES-400

         60-830,668

E.S.E.F-99 Device

         60-847,645

Michael Cohen licensed the following product to the Company.

   Product

     Patent Application #

FlexPak-5

       11-038,11

The license provides that research and development as well as funding and patent obligations are the responsibility of the licensee. No fees have been paid to date and no royalties will be paid to Mr. Cohen. No potential payments, whether milestone or otherwise, will be made under this license agreement. Term is perpetual unless we become bankrupt or make an assignment for creditors, in which event all rights revert to Mr. Cohen.

Product

       Patent Application #

Development Stage

    E.G. Cosmeceutical

60-875,553

Completed

    C.B. Cosmeceutical

            60-875,558

     Completed

The Company licensed its cosmeceutical technologies from Michael Cohen and his brother Jacob Cohen in July, 2009 for consideration of 50,000 Shares of Series C Preferred Stock and  assigned the licenses to Proteoderm. As additional consideration, Messrs. Cohen received the right to receive 20% of the outstanding shares of the common stock of Proteoderm in the event it should become a public company. They assigned this right to the JSM Family Trust. The license provides that research and development as well as funding and patent obligations are the responsibility of the licensee. No fees have been paid to date and no royalties will be paid to Messrs Cohen. No potential payments, whether milestone or otherwise, will be made under this license agreement. Term is perpetual unless we or Proteoderm become bankrupt or make an assignment for creditors, in which event all rights revert to Messes. Cohen.

9. In your discussion of the cell therapies research by Michael Cohen, it is unclear what respective roles were played in this research by the Johns Hopkins University and the University of Miami. The sentence that begins "Through research by Michael Cohen ... initially as JHU and now at Miami, we have identified…," is somewhat ambiguous. As written, it is unclear whether Mr. Cohen worked or was affiliated with JHU or Miami, or conducted research himself at JHU or Miami. In addition, it is unclear whether the identification of stem cells in the pancreas was made at JHU or Miami, or prior to the company's relationship with those institutions. Please clarify.

National Stem Cell, Inc.(“NSC”) contracted with JHU to conduct research on protocols and projects designed and written by Michael Cohen, President and CEO and Michael Shamblott, PhD, at the time an adjunct assistant professor and presently an assistant professor at JHU and, at the time, our chief scientific officer. Dr Shambott and Mr. Cohen designed the projects and NSC paid for research to be conducted at JHU. Mr. Cohen periodically worked with Dr. Shamblott at the JHU laboratories and periodically reviewed data produced at the laboratory.

Ian McNiece was director of the stem cell institute in Singapore run by JHU and moved to JHU in Baltimore where he worked with Mr. Cohen and Dr. Shamblott on the project. NSC moved its research to University of Miami Stem Cell Institute when Dr. McNiece left JHU for University of Miami. Mr.Cohen and Dr. McNiece designed the continuation of the project; and Mr. Cohen visited the laboratory in Miami periodically and reviewed data as he did at JHU.

The identification of stem cells in the pancreas was made as a result of the research project at JHU.

10. Please revise to describe with more specificity the nature and extent of the University of Miami's involvement in your research and development activities.

NSC continued development of the stem cell expansion technology and specifically umbilical cord blood expansion technology at U Miami. In addition, at U Miami, Michael Cohen and Ian McNiece have been working conjointly to create and produce the NC138 Secreted Matrix for use by Proteoderm in its cosmeceuticals.

11. We note your response to our prior comment 9 and we reissue the comment. Please revise your disclosure to clearly describe the actual source of your support for the following statements contained on page 5 of the filing: "Based on the fact that these cells are autologous rather than from a non-related donor, we anticipate that the cells that we are able to isolate will substantially reduce rejection when transplanted into the liver of the same diabetic patient... We anticipate that our autologous cells will not be rejected, which is the case with allogenic cells as our cells will be injected and attach to the liver of the donor of the cells." Please revise these statements to make it clear that you do not have clinical results to substantiate these statements and provide the source of information on which you are relying in your belief that the cells you plan to develop will have a lower rejection rate than current methods. If your anticipated rejection rate is based on conjecture only at this stage, please so state.

The registrant has added the following disclosure to the amended registration statement.

We have not performed clinical trials for the use of autologous stem cells to create beta cells in the liver.

A number of autologous stem cell banks exist and have existed in the United States for many years. These stem cell banks collect umbilical cords from births and cryopreserve them for possible future use by the child or by related family members. Rejection has been minimal. Examples include

ViaCord LLC, a subsidiary of Perkin Elmer (NYSE: PKI) is one of many companies which collects umbilical cord blood and stores it cryogenically for future autologous use. Its website reads in relevant part as follows:

“Today, cord blood stem cells have been used successfully in the treatment of nearly 80 diseases and over 600,000 families worldwide have banked their cord blood.

For most families, banking their baby's cord blood offers peace of mind that should there be a need, their family’s stem cells are readily available. Still others choose cord blood banking because of its emerging use in treating Type 1 Diabetes and cerebral palsy and the potential that cord blood stem cells may someday be used to treat diabetes, heart disease and stroke in the future.

Naturally, there are those who bank because of family history or because there is an existing medical need for a cord blood transplant. It's also important to remember that transplants using cord blood from a family member are twice as successful as transplants using cord blood from a non-relative (i.e., a public source).1

1. 1 Source: Gluckman, et al. New England Journal of Medicine, 1997; 337:373”

12. We note your response to our prior comment 10. Please revise your disclosure to explain why the liver is a "safer" organ than the pancreas in which to inject beta cells and the significance of the liver being "blood vessel rich."

The registrant has responded to your comment as follows:

The use over eighteen years following the FDA approved Edmonton Protocol on tens of thousands of diabetic patients leads us to believe that liver is an easier organ into which we can deliver our cells. Beta cells require a blood rich environment in order to monitor the glucose level in the blood prior to producing insulin. Thus, a blood rich environment, we believe, and as the Edmonton Protocol demonstrates, provide a suitable environment. We are unaware of any current technologies that allow for the surgical implantation of our cells into the pancreas.

Please note that we have also changed the word “safer” to “better.”

The registrant has also added the following language (underscored).

The Edmonton Protocol is a method of using cadaveric islet cells (beta cells from cadavers) and injecting these cells into the liver, which is used rather than the pancreas, as it is blood vessel rich and offers a better organ into which to inject beta cells as protocols, tested for many years on thousands of patients, are available

13. We note your response to our prior comment 12 and we reissue the comment. Please revise your disclosure to specifically quantify the additional funding needed by the company to continue operations. We note that you have quantified how much you expect to be required for clinical trials on page 9; however, we ask that you provide an estimate of the total amount the company will require in additional funding for all activities.

The registrant has responded to your comment as follows:

The total amount of funding we require for both our clinical trials and our operations we estimate would be in excess of $300 million if the clinical trials for each technology were performed through FDA Phase III.

14. We note your estimates of the costs of each phase of clinical trials on page 4, as follows: ".–Phase I trials of this and other technologies will cost in the range of $3 million to $10 million... Phase II trials would cost in the range of $10 million to $50 million... [Phase III studies] may cost between $30 million to more than $300 million." These ranges appear too broad to provide a meaningful approximation of the company's cash needs to investors. Moreover, we note that you have provided similar estimates, without ranges, on page 9 for each clinical phase. Please revise your disclosure on pages 4 and 9 to be consistent and provide the basis for your estimates. To the extent that you retain estimated ranges of required funding, you should revise to more narrowly state the estimated cost of each phase of trials. In addition, please disclose the funding you will require for the remainder of 2009 and 2010 for research and development related to the development of your islet cells.

The reason for the broad range of estimated costs is that the cost of each FDA clinical trial phase depends on the number of patients which the FDA would require and other variables including, but not limited to, locations, protocols and possible collaboration with other companies. We therefore find it impossible to narrow the specific costs of clinical trials per technology at this juncture. As a result, we have listed FDA trial costs from the mildest to the most extreme.

The total amount of funding we require for both our clinical trials and our operations we estimate would be in excess of $300 million if the clinical trials for each technology were performed through FDA Phase III.

15. We note the following statement on page 5: "Proteoderm is regulated by the Personal Care Products Council ("PCPC") ... the leading national trade association for the cosmetic and personal care products industry ... it is a leading ands trusted source of information for and about the industry and a vocal advocate for consumer safety and continued access to new, innovative products." Please revise your disclosure to discuss the nature and scope of the PCPC's regulatory authority over the cosmetic and personal care products industry. For example, you should discuss how the PCPC regulates activity, its legal authority to regulate, and its methods for enforcing its regulations. In addition, please address the PCPC's membership requirements and the other products and services it offers its members.

The present filing now reads as follows: The Personal Care Products Council (“PCPC”), formerly known as the “Cosmetic, Toiletry and Fragrance Association” is self-regulatory organization and the leading national trade association for the cosmetic and personal care products industry. For more than 600 member companies, it is a leading and trusted source of information for and about the industry and a vocal advocate for consumer safety and continued access to new, innovative products. The PCPC has adopted a Consumer Commitment Code to formalize many existing product safety practices and to demonstrate its members’ commitment to safety. The Cosmetic Ingredient Review (“CIR”) Expert Panel, is an independent, nonprofit panel of scientists and physicians established in 1976 to assess the safety of ingredients used in cosmetics in the U.S. with the support of the U.S. Food and Drug Administration and the Consumer Federation of America.

The PCPC does not regulate its members but provides information on national and international regulation.

The PCPC has two classes of membership: Active Member Companies which manufacture and/or distribute finished cosmetic, personal care, fragrance or toiletry products for retail and/or salon use. Active member companies include manufacturers and distributors of baby products, face makeup preparations, skin care preparations and fragrances; and Associate Member Companies which supply goods and/or services to active member companies. Examples of goods and/or services are: chemical suppliers, fragrance suppliers, packaging companies, research laboratories, advertising agencies, magazines that contain cosmetic advertising, law firms, accounting firms, consultants, and executive search firms. It provides to its members the following services:

Access a wide range of information on scientific, international, public affairs, regulatory, legislative and legal.

Attend Council events to learn the latest scientific, regulatory, legislative, and international developments, and to network with your colleagues in the industry.

Participate in Council committees to help develop programs and find solutions that benefit the industry.

Keep abreast of key issues with member only newsletters, including specialized newsletters for scientists and legislative/regulatory staff.

Read in-depth "Personal Care Products Council Special Reports" on specific industry issues.

Help develop new scientific techniques, testing methods, and other projects that make continued marketing of safe and effective products possible.

Work with other Council members on key issues before congress, state legislatures, the FDA, the U.S. Environmental Protection Agency (EPA), and other federal, state and international agencies.

Receive updates on important regulatory developments in international markets, including developing markets.

Gain exclusive opportunity to subscribe to one or more databases.

16. We note the following statement on page 5: "The Cosmetic Ingredient Review ('CIR') Expert Panel is an independent, nonprofit panel of scientists and physicians established in 1976 to assess the safety of ingredients used in cosmetics in the U.S. with the support of the U.S. Food and Drug Administration and the Consumer Federation of America." Please revise your disclosure to discuss the membership of the

CIR, the method of appointment to the CIR, its legal authority to assess the safety of cosmetics, whether a safety assessment is required to commercialize cosmetics in the U.S., its process for evaluating cosmetics and its relationship with the FDA. If the company's cosmeceutical products have been evaluated by the CIR, please revise your disclosure to provide a description of their review and any findings thereof.

The present filing now reads the Cosmetic Ingredient Review was established by the PCPC under its former name in 1976. It is now an independent organization the mission of which is to thoroughly review and assess the safety of ingredients used in cosmetics in an open, unbiased, and expert manner, and to publish the results in the peer-reviewed scientific literature. Although funded by the PCPC, CIR and the review process are independent from the Council and the cosmetics industry. CIR operates under a set of procedures.

General policy and direction are given by a 6-member Steering Committee chaired by the President and CEO of the PCPC, with a dermatologist representing the American Academy of Dermatology, a toxicologist representing the Society of Toxicology, a consumer representative representing the Consumer Federation of America, an industry scientist (the current chair of the PCPC CIR Committee), and the PCPC Executive Vice President for Science

We are preparing an application to the CIR for our proprietary Matrix NC-138™  all other ingredients are on the approved list.

17. We note the following statement on page 5: "We and our subsidiary, Proteoderm, conducted tests of the efficacy of our cosmeceutical kit on a dozen women and have found that our kit removed age lines in the faces and under the eyes of each person we tested." Please provide support for this statement by elaborating on your discussion of the tests conducted, including a description of your research methodology, efficacy metrics used and documentation of your research and results. In the alternative, if you do not have research results sufficient to support the statement, please delete this statement from the filing terms of any agreements in place, whether oral or written, and file any relevant agreements as exhibits to the registration statement.

The present filing now describes the tests conducted as follows: The test took fibroblasts (the cells that synthesizes collagen and are the most common cells of connective tissue) and keratinocytes (the major constituent of skin, sometimes referred to as “basal cells”) from a 63 year old donor and were incubated 96 hours with either Matrix NC-138™ or a control. Stimulation of collagen production was measured. The results were that the Matrix NC-138™ induced collagen production by more than 300% in aged fibroblasts.  The highest production levels were observed using a solution containing either a  2 % or a 3% Matrix NC-138™. In addition, it was demonstrated that Matrix NC-138™ rejuvenates skin cells. Keratinocytes represent 90% of the epidermal cell population and, with time, lose their proliferative capacity and their longevity, leading to reduced skin renewal and slow healing of minor injuries. Fibroblasts are responsible for the synthesis of many tissue proteins, including collagens which are integral building blocks of the skin. This collagen network keeps skin elastic, supple and wrinkle-free. However it breaks down with age and becomes disorganized, leading to wrinkles. Matrix NC-138™ extended the longevity of keratinocytes and fibroblasts.

 In Vivo Studies were also conducted using an emulsion containing 3% Matrix NC-138™ on twelve volunteers against a placebo in a half-face double blind study. Volunteers were asked to apply the cream twice daily for six weeks on the crow feet area. Several parameters were analyzed after six weeks: skin profile, skin hydration and a self assessment on the product given by panelists through a questionnaire. The results were that Matrix NC-138™ reduces both deep and subtle wrinkles. For the placebo, there was no effect after six weeks. It was observed that Matrix NC-138™ lead to a refinement of the skin texture and contributed to a youthful look. Additionally, Matrix NC-138™ increased moisture content of the skin. One of the clinical manifestations of skin aging is xerosis (dry skin). Matrix NC-138™ helped to counteract this decrease of moisture retention and gave suppleness to the skin. The moisture content was clearly improved compared to placebo control after four weeks of application.

18. We note your response to our prior comment 13; however, your disclosure regarding the stage of development of your cosmeceutical products is inconsistent and confusing. We note the following statements throughout the filing:

•

"However, we have determined that we need a more formal and more extensive study to verify or contradict our preliminary conclusions related to efficacy." (Page 5)

•

"The study, originally scheduled to commence during the third week of May, 2009 has been postponed pending production of a sufficient number of cosmeceutical kits." (Page 5)

•

"We have not received any revenues from these therapies; and the only products which have been commercialized are cosmeceutical." (Page 6)

•

"All our products need development except our cosmeceutical products which are ready to market." (Page 7)

•

"The cosmeceutical kits are ready for commercialization." (Page 8)

•

"We await funding to manufacturer (sic) and package the raw material for our kits for retail sales or to package in bulk for sales through the China-based companies or other distributors which desire to create their own packaging." (Page 8)

•

"In fiscal 2008, we completed the, development of our cosmeceuticals products and we anticipate sales to begin in the last quarter of 2009." (Page 9)

On the one hand, you state that you need a more formal and extensive study to verify "preliminary conclusions related to efficacy," that the planned study was postponed pending production of kits and that the company needs funding to manufacture and package the kits for retail sales; however, on the other hand, you state that your cosmeceuticals are ready to market and ready for commercialization. Please revise your disclosure in all places appropriate throughout the filing to clarify the stage of development of your cosmeceutical products and provide a realistic estimate of the time period in which you anticipate sales to begin. Because it is already November 2009, it does not appear appropriate to say that you "anticipate sales to begin in the last quarter of 2009." Please revise. If you plan to begin selling the kits before you have completed the studies of efficacy, please so state.

The registrant’s response includes the following information:

The reason for the formal study is for marketing purposes as the registrant has substantiated to its satisfaction that the cosmeceutical provides anti-aging qualities.

It is estimated that the study will commence in January 2010.

The cosmecuetical kits are in process of production and scheduled to be available in January 2010.

The registrant has the funds to produce, package, and ship the kits.

Sales are estimated to begin in January 2010

The filing now states that sales of the cosmeceutical will commence prior to the completion of the Smeena Khan study.

19. We note your response to our prior comment 15 and your statement on page 5 that your study with Dr. Khan has been postponed pending production of a sufficient number of cosmeceutical kits. Please revise your disclosure to state the anticipated commencement date, of the study.

The present filing has a new anticipated commencement date of January 2010.

20. We note your response, to our prior comment 19; however, it does not appear that you have discussed your relationship with the Sperm and Embryo Bank of New Jersey. Please revise your disclosure to discuss this relationship, the material terms of any agreements in place, whether oral or written, and file any relevant agreements as exhibits to the registration statement.

The present filing clarifies that the Sperm and Embryo Bank of New Jersey and Biogenetics Corporation are under common ownership. The filing states that National Stem Cell has contracted with each company to collect specimens, to keep records and to cryopreserve the specimens. As the agreement is oral, a written summary of the agreement is attached as an exhibit.

21. We note your response to our prior comment 20 and we reissue the, comment. It does not appear that you have disclosed where your reproductive cell and storage facility is accredited, the agency or body which confers accreditation and the criteria required to obtain and maintain accreditation. If your reproductive cell and storage facility is not accredited, please delete your reference to accreditation on page 2. If it is in fact accredited, please revise your disclosure to discuss the requested items.

The present filing states that the facilities are licensed and to which New York and New Jersey agencies. It also states that no accreditation is needed.

22. We note your response that the company's stem and embryo bank subsidiary operates under the Clinical Laboratory and Improvement Amendments and adheres to medical and ethical standards set forth by the American Society for Reproductive Medicine and related and scientific associations and regulatory government agencies. Please revise your disclosure to discuss in greater detail:

•

the Clinical Laboratory and Improvement Amendments;

•

the medical and ethical standards set forth by the American Society for Reproductive Medicine;

•

the medical and ethical standards set forth by related and scientific associations and regulatory government agencies, and identify such entities.

The reference to related scientific associations and regulatory government agencies has been removed as the sperm and cellular bank follows standards by the two above named entities.

The filing now states as follows:

SBNY provides, worldwide, through physician referrals or directly to individuals, cryopreservation of sperm and ova for men and women who desire to store their own reproductive cells and tissue to achieve pregnancy through assisted reproduction in the future. SBNY is not a member of, but adheres to medical standards and ethics set forth by the American Society for Reproductive Medicine (“ASRM”), the American Association of Tissue Banks (AATB), and related scientific associations and regulatory agencies. ASRM is a nationally and internationally recognized leader in multidisciplinary information, education, advocacy and standards for reproductive medicine.

We anticipate that our laboratory services will provide advanced technologies and procedures for the collection, laboratory testing, bio-genetic typing, processing and cryogenic storage of stem cells from both umbilical cord and peripheral blood. Umbilical cord blood stem cells and reproductive cells are processed and banked for both allogeneic (transplantation of cells from other donors) and autologous (cells transplanted to the same person from whom they were derived) therapeutic transplantation for a variety of medical disorders, including leukemia and lymphoma.

SBNY operates under the auspices of the CLIA which is administered by The United States Health and Human Services. CLIA regulates laboratories and monitors and revues licenses. It covers approximately 200,000 laboratory entities. The Division of Laboratory Services, within the Survey and Certification Group, under the Center for Medicaid and State Operations (CMSO) has the responsibility for implementing the CLIA Program.

The objective of the CLIA program is to ensure quality laboratory testing. Although all clinical laboratories must be properly certified to receive Medicare or Medicaid payments, CLIA has no direct Medicare or Medicaid program responsibilities.

Congress passed the CLIA in 1988 establishing quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed.

A laboratory under CLIA is any facility that does laboratory testing on specimens derived from humans to give information for the diagnosis, prevention, treatment of disease, or impairment of, or assessment of health.

23. We note your response to our prior comment 21 and the following statements:

•

"Our management anticipates shorter time periods to reach the human clinical trial stage and to complete these trials," (Page 6)

•

"Thus, we believe that our non-embryonic stem cell therapy candidate for diabetes has key advantages compared to competitors with respect to: ... reduced time until return on investment-.." (Page 6)

•

"As a result, we can bypass laborious and time-consuming studies for safety and efficacy that the FDA requires of our competitors before advancing to human clinical trials and eventually to market." (Page 7)

Please revise your disclosure to include a more robust discussion of the three phases of clinical trials and the standards and scrutiny imposed by the FDA throughout the clinical trial process. Also, it does not appear that the above listed statements are supported by your disclosure; therefore, we ask that you either revise the statements to be clearly stated as hypotheses of the company that have not been verified or delete them from the filing.

The Present filings removes the statements except for that related to autologous cells which we have demonstrated have less chance of rejection than allogeneic cells.

24. We note your response to our prior comment 23 and the following statements: "Specifically, a reactor is a device, essentially an incubator for cells and is not a medium. The use of a reactor requires a medium. Our medium does not require a reactor." Please revise your disclosure to clarify why not requiring a reactor to grow its medium confers an advantage to the company over its competitors.

The present filing reads as follows:

A reactor is a device, essentially an incubator for cells and is not a medium. The use of a reactor requires a medium. Our medium does not require a reactor. Our medium works in any device, including petri-dishes, bottles, plastic sacks as well as with reactors. Thus, we anticipate that we can sell our medium to a far broader clientele.

Our expansion technology is based on our unique growth medium and not a reactor. We anticipate that we can generate replication without genomic changes.

25. We note that your explanation of what a "medium" is and the meaning of "cell differentiation" appear in your discussion of Platform CB-500, but these terms are first used earlier in your discussion of your competitors, Regentech and Pluristem. To improve readability, please define these terms the first time you use them. In addition, the term "diversification" used in this discussion appears to be synonymous with "differentiation." Please make this clear.

Since our discussion of medium and cellular expansion without differentiation involved our patent pending CB-500, we have revised the present filing to state as follows:

We describe our medium and our expansion without differentiation technology in the discussion relating to our CB-500 technology below.

26. Please refer to our prior comment 24. It does not appear that you have clarified which protein you are describing in this section. Please revise your disclosure to clarify whether you are talking about your Platform CB-500, Platform ES-400 or E.S.E.F-99 Device technology and explain why it is an advantage to the company that none of its competitors includes this protein.

The filing clarifies that the protein is Matrix NC-138 and discloses that no competitive product includes a protein such as our patent pending protein which occurs in women during pregnancy.

27. We note the following statements on page 7: "We are unaware of any direct competition to our cosmeceutical products. However, a substantial number of companies are offering anti-aging cosmetics." These statements are inconsistent. Please reconcile.

In management’s view, the statements are not inconsistent. Any cosmetic company can offer a product characterized as “anti-aging. However, the statement refers to direct competition. The filing now states:

We are unaware of any direct competition to our cosmeceutical products. However, a substantial number of companies are offering anti-aging cosmetics. Many physicians offer Botox and laser therapies. None of them includes a protein such as our patent pending protein which occurs in women during pregnancy.

28. We note your response to our prior comment 26. It does not appear that you have addressed the term and termination provisions of the agreement between National Stem Cell, Inc. and The Johns Hopkins University. Please revise your disclosure to describe these provisions, where appropriate. Also, your response letter states that there are no milestone payments due under the agreement; however, the registration statement itself states that milestone payments of between 2-3% of net revenue depending on the specific patent and product are called for. These payments appear to be royalty payments rather than milestone payments. Please revise your disclosure to clarify.

The term and termination of the JHU agreement are now provided.

The research under the JHU agreement has been terminated. The obligation of National Stem Cell to pay royalties is open ended as is National Stem Cell’s obligation to prosecute patent applications.

The payments are now described as royalty payments and for the technologies licensed are set at 3% of net sales.

29. We note your response to our prior comments 14 and 32 and your statement that the purchase order for Proteoderm's cosmeceutical kits expired but may be reinstated if financial ability is shown. We also note that the disclosure discussing the Cosmeceutical Sales Agreement added to page 8 is written in the past tense; therefore, it sounds as if the agreement may have been terminated along with the expiration of the purchase order. Please revise your disclosure to clarify the current status of the Cosmeceutical Sales Agreement and to describe how and if you intend to satisfy the requirements to reinstate the referenced purchase order.

The present filing reads as follows:

We received the first order for the materials for the production of 10,000 kits at $100 per unit. Pursuant to the terms of the purchase order, we had to demonstrate our financial ability to manufacture the raw materials for 50,000 units before payment for the first order would be made. We were unable to demonstrate our financial ability to manufacture 50,000 kits and the purchase order expired. However, we have entered into an oral purchase order with China Biopharma and Sinoqest under which the order has been reinstated on the following terms and conditions. The prior requirement that we demonstrate our financial credibility with cash or cash equivalents of $1,000,000 has been waived. However, the requirement that we produce and sell cosmeceutical kits in the United States remains.  In addition, the purchasers may elect to purchase pre-packaged kits at a price to be negotiated. The purchasers are obligated to obtain permission for importation of our cosmeceutical from the State Food and Drug Administration (SFDA), the Chinese government regulatory authority in charge of safety management of drug, food, health food and cosmetics. We anticipate, based on our conversations with management of the Chinese purchasers that the SFDA will approve our cosmeceutical during the first quarter, 2010. Among the functions of the SFDA are the following:

to organize relevant authorities to draft laws and regulations on the safety management of food, health food and cosmetics; organize relevant authorities to formulate comprehensive supervision policy, work plan and supervise its implementation;

to exercise comprehensive supervision on the safety management of food, health food and cosmetics in accordance with laws; organize and coordinate supervision work on the safety of food, health food and cosmetics carried out by relevant authorities;

to organize and carry out investigation and impose punishment on serious safety accidents of food, health food and cosmetics; delegated by the State Council, organize, coordinate and conduct specific law-enforcement campaigns over safety of food, health food and cosmetics nationwide; organize, coordinate and collaborate with relevant authorities in carrying out emergency rescue work on serious safety accidents of food, health food and cosmetics;

to comprehensively coordinate the testing and evaluation for the safety of food, health food and cosmetics; formulate provisions on releasing of supervision information for safety of food, health food and cosmetics in conjunction with relevant authorities and monitor their implementation; sum up safety information of food, health food and cosmetics from relevant authorities and release it to the public regularly.

to be in charge of drug registration, draw up, revise and promulgate national standard of drugs; draw up criteria for marketing authorization of health food; review and approve health food; set up classification system for prescription drugs and OTC drugs; establish and improve ADR monitoring system; be responsible for drug reevaluation, review drugs to be withdrawn and formulate a national essential medicines list;

We have ordered the packages for our cosmeceutical products and are developing our website in order to begin sales of our cosmeceuticals in the United States. We anticipate sales to begin in the first quarter of 2010.

The cosmeceutical kits will be ready for shipment to customers as soon as the production process is complete estimated in January, 2010.The kits have been formulated by us working with San Mar Laboratories, Elmsford, New York. San-Mar operates a facility of in excess of 100,000 square feet which includes laboratories, clean rooms, mixing rooms, labeling machinery and picking and packing lines. Pursuant to an oral agreement, San-Mar will mix, bottle, label, pack and ship our cosmeceutical kits for a period of four years from September 1, 2007. We have the right every calendar quarter to find competitive bids for the same services; and if San-Mar cannot match them within 10%, we have the right to change service vendors.

Item 2. Financial Information, page 9

Overview, page 9

30. We note your response to our prior comment 38 and advise you that page F-33 still includes a reference to the company's emergence from the development stage. Please delete this statement.

The accidental reference to emergence from the development stage has been deleted.

31. We note your response to our prior comment 40 and we reissue the comment. Please describe in more detail the nature and purposes of the professional, consulting and marketing fees totaling $2,181,756 during the six months ended June 30, 2008.

The fiing values the the professional, consulting and marketing fees at the market value of the shares to be issued on the dates of the consulting agreements. The purpose of the consulting was legal, internal accounting, real estate consulting (negotiating an exit to multi-year lease) and marketing (development of Proteoderm name and concept).

Item 4. Security Ownership - of Certain Beneficial Owners and Management, page 13

32.  We note your response to our prior comments 49 and 54 with respect to whether Dr. Ian McNiece should be considered a named executive officer. The definition of "executive officer" contained in Rule 3b-7 of the Securities Exchange, Act of 1934 includes "any other person who performs similar policy making functions for the registrant." Although you state in your response to comment 49 that Dr. McNiece is a "researcher only and does not exercise any authority or perform duties as an officer of the Company", your response to comment 54 indicates that Dr. McNiece, as a member of the Scientific Advisory Board, performs "advisory and consulting functions" with regard to research and development activities and commercialization relating to the company's technologies and potential products. In particular, we note that members of the Scientific Advisory Board provide input into the company's "strategic decision-making." This description strongly suggests that Dr. McNiece is an executive officer in function, if not in name. Therefore, please provide, your analysis why Dr. McNiece does not have a policy making function with the company and should not be considered an executive officer for purposes of Rule 3b-7. Alternatively, please revise the beneficial ownership table on page 13 to include Dr. McNiece as a named executive officer.

Since the last amendment, Dr. McNiece has been promoted to Vice-President of Scientific Development as well as Chief Scientific Officer.  As such, he is now an executive officer. The beneficial ownership table now includes Dr. McNiece as do other tables.

Item 5. Directors and Executive Officers, page 14

33. We note your response to our prior comment 52 and advise you that the explanation provided to support the quoted statement is not sufficient. Please provide support from an objective unbiased source demonstrating that Mr. Moura was instrumental in securing working capital that propelled North American Outdoor Products from S4 million to over $36 million in annual sales, or, in the alternative, delete this statement.

Rather than reveal confidential information about Mr. Moura’s client and Wachovia Bank, the statement has been deleted.

Item 6. Executive Compensation. page 16

34. We note your response to our prior comment 59 and your statement that you have revised the salary listed for Mr. Cohen in the Summary Compensation Table as $250.000 to $250,000; however, this revision has not been made. Therefore, we reissue the comment.

The typographical error has been corrected.

35. We note your response to our prior comment 61 and your statement that the 480,000 shares of common stock issued to Mr. Pensley and the 104,000 shares of common stock issued to Mr. Moura under each individual's retainer agreement are listed in the Summary Compensation Table; however, it does not appear that they are. We note that they are described in the footnotes to the table; however, they should also be listed in the table itself to the extent issued in 2008. Please revise.

To the extent that the shares of common stock issued to Mr. Pensley and Mr. Maura were paid in 2008, they have been list in the Summary Compensation Table.

36. We note the following statement added to the revised disclosure on page 17: "Mr. Cohen has not earned a bonus except for the bonus stipulated in his employment agreement..." Please revise your disclosure to discuss the bonus stipulated in Mr. Cohen's employment agreement and the amount paid to Mr. Cohen in light thereof.

The present filing contains the following language.

Mr. Cohen’s minimum bonus of $75,000 per annum has not been paid and has accrued.

37. We note that you have included the Outstanding Equity Awards at Fiscal Year-End table on page 18; however, you have not included Mr. Cohen in that table. Please revise the table to include Mr. Cohen or, in the alternative, provide an explanation as to why he has not been listed.

Mr. Cohen is now listed in the Outstanding Equity Awards Table.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

38. We note your response to our prior comment 66; however, it does not appear that the statements listed in your response letter have been included in the registration statement itself. Please revise the filing to include these statements, or, if you have included the revised disclosure, please direct us to the page on which such disclosure appears.

The present filing contains the following disclosure:

The cash advances do not bear interest and do not have a term by which they must be paid for us to avoid default i.e. there is no default provision;

Messrs. Pensley and Cohen keep accurate records of the dates and amounts of each cash advance and the method of payment of each cash advance, such as cash, check, wire etc;

the cash advances may be paid to us or may be paid directly to our creditors;

all cash advances must be preapproved by Michael Cohen, President. CEO and Chairman of our board of directors;

we  may pay all or part of the cash advances to either lender or both lenders from time to time, in cash or in our common stock valued at “market” defined as the average closing price of the common stock on the market or exchange on which the common stock trades for the ten trading days preceding payment of a cash advance or at a price in excess of market; and

the cash advances shall be listed as indebtednesses to each lender on our books and records unless and until converted into our common stock.

Consolidated Financial Statements at December 31, 2008

Consolidated Statements of Cash Flows, page F-7

39. The increase decrease in accounts payable and accrued expenses in your statements of cash flows of $759,386 does not reconcile with the change in accounts payable and accrued expenses observable in your balance sheet of $663,136. Please revise your statements of cash flows in 2008 to reflect the change in your accounts payable and accrued expenses.

The statements of cash flow were previously updated to include a line item labeled “Forgiveness of payables” which has a figure of $96,250 which represents the difference of $759,836 and $663,136.

Notes to Consolidated Financial Statements-September 31, 2008 and 2007, page F-8

Note 5—Promissory Notes, page 18

40. We note your response to our prior comment 81. Please revise your disclosure to describe the consequences of the company's default on the promissory notes.

We have updated our disclosure to include the fact that the noteholders have waived any default provision in the notes. As a result of this, there are no consequences to the Company.

Note 9 - Stockholders' Equity (Deficit),page F-20

Common Stock

41. You state that you converted $1,023,336 at par value of $.001, Please provide us with qualitative and quantitative support for the $.001 value of your common stock. Please be sure to provide us with sufficient detail of the period that you are assuming a $.001 market value.

Between 2002 to 2005, $1,023,336 represents the accumulation of Mr. Cohen’s loans and advances on behalf of the company for working capital prior to the reverse merger with Azurel.  During this time period the company had a negative net worth. If shares of a company are issued in exchange for services or property rather than cash, the transaction should be reflected at the fair value of the property or services received.  If this information is not readily available, then the transaction should be recorded at the fair value of the shares that were issued.  As stipulated in APB 29 (pre-codification), as a final resort, a valuation of the stock issued can be made by the board of directors.  The board of directors of the Company determined that is was not economically feasible to conduct an extensive valuation.  Under the guidance of the FASB Statement of Concepts regarding transactions and events that change equity of a business enterprise, specifically section B2 of CON 6, the board of directors approved the conversion of these liabilities in exchange for shares and determined that the exchange of liabilities were valued at par value because of the negative net worth of the company.

YEARS EXPENSES INCURRED	AMOUNT OF EXPENSES
2002-2004	$500,000
2005	$523,336
TOTAL	$1,023,336

Note 11 - Fair value Measurements, page F-24

42. Please refer to your responses to comments 78 and 86. Please remove the Notes payable line item from the fair value hierarchy table given that you did not elect to account for these notes at fair value under SFAS 159.

These line items were removed from the charts for fair value measurements in the updated financial statements.

Note 12 - Segment Information, page F-25

43. The information included in your segment note for the year ended December 31, 2007 should reconcile to the amounts presented on the face of your consolidated statements of operations. For example, the operating expenses amount of $165,146 and the net loss amount of $248,977 in the segment note do not appear to agree with their respective amounts in the statement of operations.

The Company has amended the segment information disclosure and all line items agree with the statement of operations for the respective periods.

Exhibits, page 22

44. Please revise footnote 1 to the exhibits index to state the date on which the Form 10 was initially filed.

The date on which Form 10 was initially filed is now set forth as August 4, 2009. The registrant has also dated the exhibits from the first amendment.

We appreciated the expedition with which you responded to our letter and first amendment. We would appreciate a rapid turn-around for this amendment also.

Very truly yours,

/s/Joel Pensley